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03012074

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-33382~~

40970

RECEIVED FEB 28 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baxter Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite#424
(No. and Street)

Boca Raton, FL 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald F. Rohe 561-395-2155
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coats and Associates, P.A.
(Name — if individual, state last, first, middle name)

5200 NW 33rd Avenue Suite #218 Ft. Lauderdale, FL 33309
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Ronald F. Rohe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baxter Financial Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

no exceptions

Signature

Chief Operating Officer
Title

2/24/03
Notary Public

DIANE M. SARRO
MY COMMISSION # DD 097379
EXPIRES: April 2, 2006
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baxter Financial Corporation

Financial Report

December 31, 2002

Baxter Financial Corporation
Financial Report

Table of Contents

Coats & Associates, P.A.
Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, FL 33060
954-731-0011

Jesse F. Coats, C.P.A.

Independent Auditor's Report

February 16, 2003

To the Board of Directors
Of Baxter Financial Corporation
Boca Raton, Florida

We have audited the accompanying balance sheet of Baxter Financial Corporation as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baxter Financial Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 6, and the statement on page 7, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rules 17a-5 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coats & Associates, P.A.

Coats & Associates, P.A.

Baxter Financial Corporation
Balance Sheet
December 31, 2002

ASSETS

Current Assets:	
Cash	$ 25,473
Fees Receivable	70,269
Prepaid Insurance	1,545
Total Current Assets	97,287
Property and Equipment:	
Office Furniture and Equipment at Cost (Net of Accumulated Depreciation of $209,344)	401
Other Assets:	
Intangible Assets (Net of Accumulated Amortization of $1,097,853)	207,961
NASD Stock	46,100
Deposits	6,959
Total Other Assets	261,020
Total Assets	$ 358,708

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 7,007
Stockholder's Equity:	
Common Stock-$.01 Par Value, 1000 Shares Authorized, 50 Shares Issued and Outstanding, and Additional Paid in Capital	351,701
Total Liabilities and Stockholder's Equity	$ 358,708

The accompanying notes are an integral part of this financial statement.

Baxter Financial Corporation
Statement of Income
For the year ended December 31, 2002

Income	
Fees	$ 958,540
Operating Expenses	
Advertising & Promotion	5,499
Amortization	34,512
Depreciation	6,557
Insurance	21,906
Licenses & Taxes	1,601
Office Expenses	9,511
Payroll Taxes	25,513
Printing & Postage	13,448
Professional Fees	50,799
Rent	76,520
Salaries	571,033
Subscriptions	3,976
Telephone	15,482
Utilities	1,026
Travel & Entertainment	18,049
Total Operating Expenses	855,432
Income from Operations	103,108
Other Income	
Interest Income	2,159
Net Income	$ 105,267

The accompanying notes are an integral part of this financial statement.

Baxter Financial Corporation
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock and Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 606,033	($ 203,297)	$ 402,736
Net Income	-	105,267	105,267
Stockholder Distributions	-	(156,302)	(156,302)
Balance at End of Year	$ 606,033	($ 254,332)	$ 351,701

The accompanying notes are an integral part of this financial statement.

Baxter Financial Corporation
Statement of Cash Flows
For the year ended December 31, 2002

Cash Flows Provided by Operating Activities:	
Cash Received From Customers	$ 971,524
Cash Paid to Suppliers and Employees	(810,694)
Interest Received	2,159
Net Cash Provided by Operating Activities	162,989
Cash Flows Applied to Financing Activities:	
Stockholder Distributions	(156,302)
Net Increase in Cash	6,687
Cash at Beginning of Year	18,786
Cash at End of Year	$ 25,473
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 105,267
Decrease in Accounts Receivable	12,984
Decrease in Prepaid Expenses	1,566
Increase in Accounts Payable	5,103
Amortization and Depreciation (Non Cash)	41,069
Net Cash Provided by Operating Activities	$ 165,989

The accompanying notes are an integral part of this financial statement.

Baxter Financial Corporation
Schedule I-Reconciliation Of The Audited Computation Of Net Capital To The Unaudited FOCUS Part II A
December 31, 2002

Ownership equity per audited financial statements	$ 351,701
Less non-allowable assets	287,147
Net capital per audited financial statements	$ 64,554
Net capital per unaudited FOCUS Part II A	$ 65,793
Less audit accrual for additional accounts payable	(1,239)
Net capital per audited financial statement	$ 64,554

The accompanying notes are an integral part of this financial statement

Baxter Financial Corporation
Statement of Reserve Requirements and
Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
December 31, 2002

The Company is exempt from the reserve requirements and information relating to the possession or control requirements under rule 15c3-3 paragraph k(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Baxter Financial Corporation".

The accompanying notes are an integral part of this financial statement.

Baxter Financial Corporation
Notes To Financial Statements
For the year ended December 31, 2002

Note 1 **Summary of Significant Accounting Policies**

Nature of Business

Baxter Financial Corporation was incorporated on September 26, 1988, under the laws of the State of Florida. The corporation was organized to provide investment management and advisory services to registered investment companies and others.

Revenues

The Company provides investment advisory and administrative services (see Note 2) to Philadelphia Fund, Inc., and Eagle Growth Shares, Inc., for an annual fee. The fee, paid monthly, is based on the month-end net asset value of the funds.

Amortization

Intangible assets are amortized on a straight-line basis over 3 and 20 years. (See Note 3)

Depreciation

Office furniture and equipment is depreciated using accelerated methods over the estimated useful lives of 5 and 7 years.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on the Company's adjusted net income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 Distribution Plan

The Philadelphia Fund, Inc. has adopted an amended distribution plan with the Company pursuant to Rule 12b-1 of the Investment Company Act of 1940 which permits the use of fund assets to pay for expenses of distributing shares of the fund. The plan provides that the fund may make payment to the Company in an amount not greater than ½ of 1% of the average net asset value of the fund calculated monthly. A component of the 12b-1 fee (1/4 of 1% of the fund's average net assets) may be used to pay for shareholder services, which includes advice and information regarding share accounts; applications; use of the prototype retirement plans of the fund; assistance with questions or problems regarding the fund's transfer agent as well as other information and services.

The remainder of the 12b-1 income may be used to pay brokers and dealers for distribution, advertising, registration, and promotional expenses associated with the sale of fund shares. For the year ended December 31, 2002, included in revenue is $116,229 associated with this distribution plan. (See Note 5)

Note 3 Intangible Assets

Intangible assets consist of the following:

	Cost	Amortization	Life
Investment advisory rights	$ 650,000	$ 453,646	20 Years
Covenant not to compete	650,000	650,000	3 Years
Organization costs	40,326	28,719	20 Years
	$ 1,340,326	$ 1,132,365	

Note 4 Operating Lease

The Company leases office space pursuant to an operating lease entered into in April 1990. The lease agreement has been extended and will terminate on November 30, 2003. Rent is paid monthly and includes the base rent, common area maintenance, and sales tax. The monthly rent and common area maintenance for the year ended December 31, 2002 was $ 72,744. Rent due in 2003 is $ 74,487.

Note 5 Major Source Of Income

The Company's sole stockholder and chief executive officer is also the president and director of the Philadelphia Fund, Inc. Income is derived pursuant to an Investment Advisory Agreement which was entered into on January 1, 1989 and the Amended Distribution Plan (more fully described in Note 2). These agreements are subject to renewal on an annual basis by a majority vote of the Board of Directors of the Philadelphia Fund, Inc. The current agreements are in effect through March 31, 2003. For the year ended December 31, 2002, approximately 95% of revenues were attributed to the Philadelphia Fund, Inc.

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, FL 33309
954-731-0011

Jesse F. Coats, C.P.A.

To the Board of Directors
Of Baxter Financial Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Baxter Financial Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures required by Rule 17a-5(g) of the Securities and Exchange Commission. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in Rule 17a-5(g) and to assess whether these practices and procedures can be expected to achieve the Commission's objectives in Rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions objectives.

Coats & Associates, P.A.

Coats & Associates, P.A.
Certified Public Accountants

2/16/03
Date

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, Florida 33309
Jesse F. Coats, C.P.A. 954-731-0011

To The Board of Directors
Baxter Financial Corporation

In planning and performing our audit of the financial statements of Baxter Financial Corporation as of and for the year ended December 31, 2002, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Coats & Associates, P.A.

Coats & Associates, P.A.

February 16, 2003